As filed with the Securities and Exchange Commission on April 6, 2016

Registration No. 333-178352

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

Post-Effective Amendment No. 5

To

FORM S-1

Registration Statement

Under

The Securities Act of 1933

LPATH, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	2836	16-1630142
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code)	Identification No.)

Gary J.G. Atkinson
Chief Financial Officer
4025 Sorrento Valley Blvd.	4025 Sorrento Valley Blvd.
San Diego, California 92121	San Diego, California 92121
Phone: (858) 678-0800	Phone: (858) 678-0800
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)	including area code of agent for service)

Copies to:

Jeff Thacker, Esq. Ryan Gunderson, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 3570 Carmel Mountain Rd., Suite 200 San Diego, CA 92130 (858) 436-8000

Approximate date of commencement of proposed sale to public:  As soon as practicable after the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a
smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The registrant is filing this Amendment No. 1 to Post-Effective Amendment No. 5 to Form S-1 (this “Post-Effective Amendment No. 5”) to update its Registration Statement on Form S-1 (Registration No. 333-178352) (the “Initial Registration Statement”) to incorporate by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which the registrant filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2016.

The SEC declared the Initial Registration Statement effective on February 14, 2012 in connection with the registrant’s March 9, 2012 offering of Units.  Each Unit consisted of one share of the registrant’s common stock and a warrant to purchase 0.5 of a share of the registrant’s common stock.  The SEC declared Post-Effective Amendment No. 1 to the Initial Registration Statement effective on May 9, 2012, Post-Effective Amendment No. 2 to the Initial Registration Statement effective on April 25, 2013, Post-Effective Amendment No. 3 to the Initial Registration Statement effective on April 2, 2014 and Post-Effective Amendment No. 4 to the Initial Registration Statement effective on April 10, 2015.

This Post-Effective Amendment No. 5 registers the issuance of up 912,526 shares of the registrant’s common stock issuable upon exercise of outstanding warrants that were issued as part of the March 9, 2012 offering.

No additional securities are being registered under this Post-Effective Amendment No. 5.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED April 6, 2016

PROSPECTUS

912,526 Shares of Common Stock
Issuable Upon Exercise of Outstanding Warrants

We are offering up to 912,526 shares of our common stock issuable upon exercise of outstanding warrants which we issued in a registered offering on March 9, 2012. 882,776 of the warrants have an exercise price of $7.70 per share; and 29,750 warrants have an exercise price of $5.25 per share, which were issued to our placement agents and advisors. Any proceeds received by us from the exercise of the warrants will be used for general corporate purposes.

Our common stock is traded on the NASDAQ Capital Market under the symbol “LPTN.” On April 5, 2016, the closing sale price of our common stock on the Nasdaq Capital Market was $0.21 per share.

Our business and an investment in our securities involve significant risks. See “Risk Factors” beginning on page 5 of this prospectus to read about factors that you should consider before making an investment decision.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Prospectus dated           , 2016

This prospectus is part of a registration statement on Form S-1 that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). Under this registration process, holders of the warrants we issued in our registered offering on March 9, 2012 may, from time to time, acquire, sell or otherwise dispose of up to 912,526 shares of our common stock.  The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus.  The registration statement, including the exhibits, can be read on the SEC’s website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any applicable prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of the date such information is presented or in any applicable prospectus supplement. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

All share and per share numbers in this prospectus reflect the one for seven reverse stock split that became effective on October 9, 2012.

In this prospectus, (i) “Lpath,” “the Company,” “we,” “us,” and “our” refer to Lpath, Inc., a Delaware corporation, unless the context otherwise requires; (ii) references to “Lpath Therapeutics” or “LTI” refer to Lpath Therapeutics, Inc., our wholly owned subsidiary; and (iii) references to “common stock” refer to the Company’s common stock, par value $0.001 per share.

We own or have rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include: Lpath™, ASONEP™, iSONEP™, Lpathomab™,  Sphingomab™, and ImmuneY2™ which may be registered or trademarked in the United States. Each trademark or trade name of any other company appearing in this prospectus is, to our knowledge, owned by such other company.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements of our expectations, intentions, plans, and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are intended to come within the safe harbor protection provided by those sections. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to:

•                  Our ability to negotiate and consummate a strategic transaction on a timely basis and on terms acceptable to our stockholders.

•                  Our ability to continue as a going concern beyond the third quarter of 2016.

•                  The amount and timing of our future operating expenses, including costs to wind-down our operations.

•                  Our interpretation of the results of the pre-clinical and clinical trials for our product candidates.

•                  Our ability to successfully complete additional clinical trials on a timely basis and obtain regulatory approvals for one or more of our product candidates.

•                  The potential biological effects and indications for our product candidates.

•                  The market opportunity for our product candidates.

•                  Our ability to complete additional discovery and development activities for drug candidates utilizing our proprietary ImmuneY2 drug discovery process.

In addition to the items described in this prospectus under the heading “Risk Factors,” many important factors affect our ability to achieve our stated objectives and to successfully develop and commercialize any product candidates, including, among other things:

•                  We may not be able to successfully complete a strategic transaction or otherwise secure additional capital in order to carry out our planned activities beyond the third quarter of 2016.

•                  Any strategic transaction we complete may not be acceptable to our stockholders and may not enhance stockholder value or provide the expected benefits.

•                  Our current product candidate portfolio is limited and in the early stages of clinical development, which could limit our ability to raise the funds required to support our operations and the future development of these drug candidates.

•                  We have a history of net losses and we may never achieve or maintain profitability.

•                  We may not be successful in maintaining our listing on the Nasdaq Stock Market, which could seriously harm the liquidity of our stock and our ability to raise capital or complete a strategic transaction.

•                  The results of our pre-clinical testing and our clinical trials may not support either further clinical development or the commercialization of our drug candidates.

•                  We may not successfully complete additional clinical trials for our product candidates on a timely basis, or at all.

•                  None of our drug candidates has received regulatory approval at this time, and we may fail to obtain required governmental approvals for our drug candidates.

•                  Our products could infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Therefore, investors are cautioned that the forward-looking statements included in this prospectus may prove to be inaccurate and our actual results or performance may differ materially from any future results or performance expressed or implied by the forward-looking statements. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by us or any other person that our objectives and plans will be achieved in any specified time frame, if at all. These forward-looking statements represent beliefs and assumptions only as of the date of this prospectus. Except to the extent required by applicable laws or rules, we do not intend to update any forward-looking statements contained herein or to announce revisions to any of such forward-looking statements to reflect new information or future events or developments.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, and the information incorporated herein by reference.

Overview

We are a biotechnology company focused on the discovery and development of lipidomic-based therapeutic antibodies, an emerging field of medical science that targets bioactive signaling lipids to treat a wide range of human diseases.  We have developed three drug candidates, advancing each of them into clinical trials, and built evidence to support our approach of targeting bioactive lipids to treat a wide range of diseases.  In January 2016, we completed the dosing of all subjects in our Phase 1 clinical trial of Lpathomab.

As of December 31, 2015, we had cash and cash equivalents totaling $8.9 million.  We have incurred significant net losses since our inception.  To conserve our cash resources, we have reduced our headcount and limited our research and product development activities.  As a result of these actions, we believe our current resources should be sufficient to fund our operations through the third quarter of 2016.

Our Board of Directors has engaged a financial advisory firm to explore our available strategic alternatives, including possible mergers and business combinations, a sale of part or all of our assets, collaboration and licensing arrangements and/or equity and debt financings.  This strategic process is both active and ongoing, and includes a range of interactions with potential transaction counterparties.  We believe it is in our stockholders’ best interests at this time to continue to pursue one or more of these transactions, or other strategic alternatives we may identify in the near term.  Although we are actively pursuing our strategic alternatives, there is no assurance that we will be able to successfully negotiate and consummate a transaction on a timely basis, or at all.  Further, our expenses may exceed our current plans and expectations, which could require us to complete a transaction or wind-down our operations sooner than anticipated.  Additionally, any transaction we consummate may offer limited value for our existing drug candidates and proprietary technology and may not enhance stockholder value or provide the expected benefits.   If we are unable to successfully complete a strategic transaction or otherwise secure additional capital on a timely basis and on terms that are acceptable to our stockholders, we may be required to cease our operations altogether.

Lpathomab

Lpathomab is a humanized monoclonal antibody (“mAb”) against lysophosphatidic acid (“LPA”), a bioactive lipid that has been characterized in scientific literature as playing a key role in nerve injury and neuropathic pain. Published research has also demonstrated that LPA is a significant promoter of cancer-cell growth and metastasis in a broad range of tumor types, and plays a key role in pulmonary fibrosis.  Our preclinical studies showed strong in vivo results with Lpathomab in several different pain models, which suggest that LPA may be an attractive target across a variety of chronic pain conditions, including diabetic peripheral neuropathy, post-herpetic neuralgia, chemotherapy-induced neuropathic pain and pain associated with lumbosacral radiculopathy.

In January 2016, we completed the dosing of all subjects in our Phase 1a clinical trial of Lpathomab. The double-blind, placebo-controlled, single ascending dose trial was designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of Lpathomab in healthy volunteers. The trial also aimed to establish a maximum tolerated dose for future clinical studies in patients with neuropathic pain or other potential indications. The trial included a total of five cohorts at increasing doses.  Lpathomab was well tolerated at all doses tested, and no serious adverse events or dose limiting toxicities were observed during the trial.  The follow-up period for patients participating in this Phase 1a trial will be completed in March 2016, and we expect the final study results, including pharmacokinetic, pharmcodynamic, and safety data, to be available in the second quarter of 2016.

iSONEP

iSONEP™ is the ocular formulation of sonepcizumab, a mAb against sphingosine-1-phosphate (“S1P”). Sphingomab™ is the original mouse version of this monoclonal antibody. iSONEP is administered by intravitreal (inside the eye) injection, and has demonstrated multiple mechanisms of action in ocular models of disease, including anti-angiogenesis, anti-inflammatory, anti-fibrotic and anti-vascular permeability. This combination of mechanisms suggested that: (i) iSONEP might have a comparative advantage over currently marketed products for “wet” age-related macular degeneration (“wet AMD”) and (ii) iSONEP might demonstrate clinical efficacy in a broad range of retinal diseases where there is currently a significant unmet medical need, including diabetic retinopathy (a complication of diabetes affecting the retina), dry AMD, and glaucoma-related surgery.

In 2010, we entered into an agreement with Pfizer Inc., which was amended in 2012 (collectively, the “Pfizer Agreement”), that provided Pfizer with an exclusive option for a worldwide license to develop and commercialize iSONEP.  From 2011 to 2015 in collaboration with Pfizer, we conducted a multicenter, Phase 2 clinical trial evaluating iSONEP in patients with wet age-related macular degeneration (wet AMD) (the “Nexus trial”).  During the second quarter of 2015, we announced that our Nexus trial did not meet its primary or key secondary endpoints.  Based on the failure of iSONEP to meet these endpoints, Pfizer elected to allow its option to develop and commercialize iSONEP to expire unexercised on August 9, 2015. As a result, the Pfizer Agreement terminated by its terms, and all rights that Pfizer held in the iSONEP program have reverted to Lpath.

Following completion of the Nexus trial, we conducted further analyses of the clinical trial data, including additional anatomical endpoints, to better understand the results. While iSONEP did not meet the primary endpoint of the Nexus trial by showing statistically significant improvement in visual acuity at day 120 of the trial, analyses of the follow-up data from the completed trial did provide interesting signals of possible therapeutic benefit from iSONEP.  Long-term follow-up data suggests that treatment of wet AMD patients with iSONEP, in combination with anti-VEGF treatments, may result in reductions in total wet AMD lesion area and may allow patients to maintain their visual acuity gains for longer periods of time than would be expected from anti-VEGF treatment alone. We believe that these signals of activity in the Nexus trial are appropriate for further clinical investigation. We are seeking a partner for future studies of iSONEP in order to obtain the funding and additional expertise required to advance this program.

ASONEP

ASONEP™ is the systemic formulation of sonepcizumab. In the first quarter of 2010, we completed a Phase 1 clinical trial in which ASONEP was evaluated in very late-stage cancer patients. In that trial, ASONEP was well tolerated at all dose-levels ranging from 1 mg/kg to 24 mg/kg, other than minor infusion-related reactions observed at the highest dose. More than half the patients that completed the initial four-treatment evaluation period showed stable disease, and durable stable disease was observed in several patients.  Based on these results, in 2013 we commenced a Phase 2a single-agent, open-label study of ASONEP trial in patients with advanced renal cell carcinoma (RCC).

In March 2015, we announced that our Phase 2a clinical trial of ASONEP™ did not meet the primary endpoint of statistically significant progression-free survival.  ASONEP™ is the systemic formulation of sonepcizumab.  To successfully meet the primary endpoint of progression-free survival, at least 20 out of 39 patients needed to be progression-free at four months of treatment. Fourteen out of 40 patients (over enrolled by one patient) were progression-free at four months.  Eight of the fourteen patients were progression-free for at least six months, of which three patients remained progression-free for over 20 months. Overall, ASONEP was well-tolerated. The ASONEP study follow-up period concluded during the third quarter of 2015, and there are no longer any patients being treated with ASONEP.  We are now exploring other indications where ASONEP may have a greater chance of success.

As part of the Pfizer Agreement, Lpath granted to Pfizer a right of first refusal for ASONEP. That right of first refusal expired on August 9, 2015, concurrent with the expiration of Pfizer’s option to acquire the license to iSONEP.

ImmuneY2™ Technology

We believe we are the only company to have developed functional therapeutic monoclonal antibodies against any bioactive lipid, of which there are estimated to be 1,000 or more. We produced these unique antibodies using our ImmuneY2™ technology, a series of proprietary processes we have developed. We continue to apply the ImmuneY2 process to other bioactive lipids that are validated targets for disease treatment, thereby expanding our potential pipeline of novel monoclonal antibody-based drug candidates.

We have a strong intellectual-property position in the bioactive-lipid area, with 70 issued patents, including 35 foreign patents, and 79 pending patents, including 61 foreign patent applications. Most of these patents were developed in-house based on our pioneering research on bioactive lipid signaling. Our research partners to date have included the M.D. Anderson Cancer Center, the UCLA Brain Injury Research Center, Johns Hopkins University, the Harvard Medical School, the University of Florida College of Medicine, the University of California — San Diego, the French National Centre for Scientific Research, the Center for Eye Research Australia, the University of Melbourne, Australia, the Beth Israel Deaconess Medical Center, the Walter Reed Army Institute for Research, the Medical University of South Carolina, the Virginia Commonwealth University, and the University of Kentucky.

Risks Associated with Our Business

Investing in our common stock involves substantial risk. Before acquiring shares of our common stock, you should carefully consider all of the information in this prospectus and in any information incorporated herein by reference, including risks discussed in “Risk Factors” below. A few of our most significant risks are:

•                  We may not be successful in negotiating and consummating a strategic transaction.

•                  We will require, and may not be able to obtain, substantial additional financial resources in order to carry out our planned activities and to continue as a going concern beyond the third quarter of 2016.

•                  We could be delisted from NASDAQ, which could seriously harm the liquidity of our stock and our ability to raise capital or complete a strategic transaction.

•                  Our current product candidate portfolio is limited and in the early stages of development.

•                  We are in the early stages of drug development, and we may be unable to generate significant revenues and may never become profitable.

•                  The results of our clinical trials may not support either further clinical development or the commercialization of our product candidates.

•                  We may have delays in completing our clinical trials and we may not complete them at all.

•                  We may not be able to correctly estimate our future operating expenses, which could lead to cash shortfalls or require us to cease operations sooner than anticipated.

•                  We must obtain governmental approval for each of our products, which is an expensive and complicated process in which any number of problems could arise that would adversely affect our business.

•                  Our products could infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Corporate Information

We are incorporated in the State of Delaware.  Lpath Therapeutics Inc., our predecessor company, was incorporated in September 1997 in Delaware and commenced operations in January 1998.  On July 17, 2014, we changed our state of incorporation from the State of Nevada to the State of Delaware (the “Reincorporation”) pursuant to a plan of conversion, dated July 17, 2014 (the “Plan of Conversion”).  The Reincorporation was accomplished by the filing of (i) articles of conversion with the Secretary of State of the State of Nevada, and (ii) a certificate of conversion and a certificate of incorporation with the Secretary of State of the State of Delaware.  Pursuant to the Plan of Conversion, we also adopted new bylaws.  The Reincorporation did not affect any of our material contracts with any third parties, and our rights and obligations under such material contractual arrangements continue to be rights and obligations of the Company after the Reincorporation. The Reincorporation did not result in any change in headquarters, business, jobs, management, location of any of the offices or facilities, number of employees, assets, liabilities or net worth (other than as a result of the costs incident to the Reincorporation) of the Company.

Our principal offices and research facilities are located at 4025 Sorrento Valley Boulevard, San Diego, California 92121, and the phone number for our principal offices is (858) 678-0800.

Additional information about us can be found on our website at www.Lpath.com, and in our periodic and current reports filed with the Securities and Exchange Commission (“SEC”).  Copies of our current and periodic reports filed with the SEC are available at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and online at www.sec.gov and our website at www.Lpath.com.  Please note that the information on our website is not incorporated by reference in this prospectus.

The Offering

Key Facts of the Offering

Issuer:	Lpath, Inc.

Common stock being offered by us:	912,526 shares of common stock issuable upon exercise of outstanding warrants.

Warrant exercise price:	882,776 of the warrants have an exercise price of $7.70 per share and 29,750 warrants have an exercise price of $5.25 per share.

Warrant exercisability and expiration:	The warrants are currently exercisable and expire on March 9, 2017.

Common stock outstanding after this offering:	34,051,124 shares.(1)

Use of Proceeds:

We currently intend to use the net proceeds from the exercise of the warrants for general corporate purposes. We intend to prioritize our future expenditures on the continued development of our current lead product candidates and the pre-clinical development of our Lpathomab product candidate. See the section entitled “Use of Proceeds” in this prospectus.

NASDAQ Symbol:	LPTN

Trading:

The Company’s shares of common stock currently trade on the NASDAQ Capital Market. There is no established trading market for the warrants and we do not intend to list the warrants on any exchange or other trading system.

Risk Factors:

Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” below and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

(1)                                 The number of shares of our common stock outstanding is based on the number of shares of our common stock outstanding as of February 16, 2016, including the 912,526 shares issuable hereunder. This number does not include:

•             3,673,118 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $3.36 per share, not including the warrants held by the selling security holders.

•             1,451,298 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $2.64 per share issued under our equity incentive plans prior to this offering.

•             479,476 shares of common stock issuable upon (i) vesting and (ii) attainment of the delivery date of outstanding restricted stock units issued under our equity incentive plans prior to this offering.

•             904,128 shares of our common stock which remain available for grant and possible subsequent issuance under our equity incentive plans.

Unless otherwise indicated, all information in this prospectus assumes that no options, warrants, shares of common stock or rights exercisable or convertible into shares of common stock were issued after February 16, 2016, and no outstanding options or warrants were exercised and no restricted stock units vested after February 16, 2016.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus and the information we incorporate herein by reference, before you decide to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. If any of the following risks actually occur, our business would likely suffer and the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks primarily associated with our business:

We may not be successful in negotiating and consummating a strategic transaction.

Our Board of Directors has engaged a financial advisory firm to explore our available strategic alternatives to obtain the capital required to fund our future operations or otherwise enhance stockholder value, including possible mergers and business combinations, a sale of part or all of our assets, collaboration and licensing arrangements and/or equity and debt financings.  This strategic process is both active and ongoing, and includes a range of interactions with potential transaction counterparties.  We believe it is in our stockholders’ best interests at this time to continue to pursue one or more of these transactions, or other strategic alternatives we may identify in the near term.  Although we are actively pursuing our strategic alternatives, there is no assurance that we will be able to successfully negotiate and consummate a transaction on a timely basis, or at all.  Further, our expenses may exceed our current plans and expectations, which could require us to complete a transaction or wind-down our operations sooner than anticipated.  Additionally, any transaction we consummate may offer limited value for our existing drug candidates and proprietary technology and may not enhance stockholder value or provide the expected benefits.  If we are unable to successfully complete a strategic transaction or otherwise secure additional capital on a timely basis and on terms that are acceptable to our stockholders, we may be required to cease our operations altogether.

We will require, and may not be able to obtain, substantial additional financial resources in order to carry out our planned activities and to continue as a going concern beyond the third quarter of 2016.

As of December 31, 2015, we had cash and cash equivalents totaling $8.9 million.  Although we may receive limited additional funding under our existing NIH grants, our existing cash resources are not sufficient to meet our operating plan for the full 12 month period after the date of this filing, and we may not be able to continue as a going concern.  Accordingly, the report from our independent registered public accounting firm accompanying the financial statements incorporated by reference into this prospectus contains an emphasis of a matter regarding our ability to continue as a going concern. To help extend our operating window, we have reduced our headcount and limited our research and product development activities.  Based on our current plans and available resources, we believe we can maintain our current operations through the end of the third quarter of 2016.  We estimate that the costs to wind-down our operations in an orderly manner will cost approximately $2.5 million.  As a result, we need to secure significant additional capital to continue to fund our operations and our drug discovery and development projects beyond the third quarter of 2016.  Moreover, our expenses may exceed our current plans and expectations, which would require us to secure additional capital or wind-down our operations sooner than anticipated.  There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us or to our stockholders.  If we are unable complete a strategic transaction or otherwise raise funds to satisfy our capital needs on a timely basis and control our operating costs, there can be no assurance that we will be able to continue to operate our business beyond the third quarter of 2016.

Our current product candidate portfolio is limited and in the early stages of development.

In May 2015, we announced that our multicenter, Phase 2 “Nexus” clinical trial evaluating iSONEP in patients with wet AMD did not meet its primary or key secondary endpoints.  Based on long-term follow-up data suggesting that iSONEP, when used in combination with anti-VEGF treatments, may result in reductions in total wet AMD lesion area and may allow patients to maintain their visual acuity gains for longer periods of time than anti-VEGF treatments alone, we are pursuing licensing, partnering and other strategic alternatives to help fund further clinical investigation of iSONEP, but there is no assurance that we will be able to do so.  Additionally, in March 2015, we announced that our Phase 2a single-agent, open-label study of ASONEP did not meet the primary endpoint of statistically significant progression-free survival in patients with advanced renal cell carcinoma (RCC). We are exploring other indications where ASONEP may have a greater chance of success, but there is no assurance that we will be able to do so. In addition, although we recently completed the dosing phase of a Phase 1 clinical trial for our third product candidate, Lpathomab we do not have sufficient funds at this point to pursue additional clinical work on Lpathomab.  Moreover, even if we can raise additional funds, there is no assurance that we can successfully develop Lpathomab, prove it to be safe and efficacious in clinical trials, or meet applicable regulatory standards.  In addition, our ImmuneY2™ process of generating monoclonal antibodies against lipid mediators may not be successful against future targets.  As such, there can be no assurance that we will be able to develop a monoclonal antibody against our future targets, and thus, we may fail to generate additional clinical candidates for our pipeline.  Moreover, given the early stage of development of our current clinical and preclinical drug candidates, we may not be successful in entering into collaboration or license agreements for these drug candidates, which could limit our ability to raise the funds required to support our operations and the future development of these drug candidates.

We are in the early stages of drug development, and we may be unable to generate significant revenues and may never become profitable.

We are in the early stages of drug development, and have not received FDA approval for marketing any of our drug candidates. We have generated approximately $55.0 million in revenues from inception through December 31, 2015 and, as of December 31, 2015, we had an accumulated deficit of approximately $76.1 million.  We expect to incur significant operating losses for the foreseeable future as we continue to develop and seek regulatory approval for our drug candidates.  We cannot provide any assurance that any of our drug candidates will prove to be clinically significant or will receive regulatory approval.  For example, we reported that two of our drug candidates, iSONEP and ASONEP, failed to meet the endpoints of the Phase 2 clinical trials we conducted for these drug candidates.  Even if the drug candidates were to receive any regulatory approval, there can no assurance that we could provide for their effective marketing and sales, either by ourselves or in partnership with others.  Consequently there can be no assurance that we will ever achieve profitability and, even if we achieve profitability, that we will be able to sustain or increase profitability on a quarterly or annual basis. Accordingly, our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in an early stage of drug development.

The results of our clinical trials may not support either further clinical development or the commercialization of our product candidates.

Even if we complete clinical trials for our drug candidates as planned, the results from these clinical trials may not support either the further clinical development or the commercialization of our product-candidates.  For example, on May 20, 2015, we announced that our multicenter, Phase 2 “Nexus” clinical trial evaluating iSONEP in patients with wet AMD did not meet its primary or key secondary endpoints. Wet AMD patients who participated in our Nexus trial did not show statistically significant improvement in visual acuity when treated with iSONEP as an adjunctive or monotherapy.  Based on these results, Pfizer Inc. did not elect to exercise its contractual option to obtain worldwide rights to iSONEP, and its contractual option expired, unexercised.  Based on long-term follow-up data suggesting that iSONEP, when used in combination with anti-VEGF treatments, may result in reductions in total wet AMD lesion area and may allow patients to maintain their visual acuity gains for longer periods of time than anti-VEGF treatments alone, we are pursuing licensing, partnering and other strategic alternatives to help fund further clinical investigation of iSONEP, but there is no assurance that we will be able to do so.  Additionally, on March 24, 2015, we announced that our Phase 2a single-agent, open-label study of ASONEP™ did not meet the primary endpoint of statistically significant progression- free survival in patients with advanced renal cell carcinoma (RCC).  We are exploring other indications where ASONEP may have a greater chance of success, but there is no assurance that we will be able to do so.

Moreover, based on the results of our preclinical studies with Lpathomab, we elected to submit an Investigational New Drug Application (IND) for Lpathomab with the FDA, and completed the dosing phase in the Phase 1a clinical trial of Lpathomab. The follow-up period for patients in the Phase 1a trial will be completed in March 2016, and we expect the final study results, including pharmacokinetic, pharmcodynamic, and safety data, to be available in the second quarter of 2016.  The results from this Phase 1 clinical trial on Lpathomab may be different from our preclinical studies and may not support further clinical development and/or the commercialization of Lpathomab.  The same is true for any of our existing and future drug candidates.  Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results from any later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans, effective for indicated uses, or commercially viable given the competitive environment and reimbursement issues. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any INDs or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

Further, we have not obtained an agreement with the FDA that the design of our planned studies for any of our drug candidates would be sufficient to lead to product approval even if the results are positive. Moreover, we have not developed or reached an agreement with the FDA on the detailed statistical analysis plan that will be used to analyze the data from these clinical trials. Regulatory agencies also may approve a product candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

We could be delisted from NASDAQ, which could seriously harm the liquidity of our stock and our ability to raise capital or complete a strategic transaction

In July 2015, we received a letter (the “Notice”) from the Listing Qualifications staff (the “Staff”) of The NASDAQ Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of the our common stock for the last 30 consecutive business days, we no longer met the requirement to maintain a minimum bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(1).  In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided a period of 180 calendar days, or until January 5, 2016, in which to regain compliance.  If our common stock is delisted from Nasdaq, we anticipate that our shares of common stock would trade on the OTC bulletin board.  In order to regain compliance with the minimum bid price requirement, the closing bid price of our common stock must be at least $1 per share for a minimum of ten consecutive business days during this 180-day period. Because we did not regain compliance within this 180-day period, we requested and received on January 6, 2016, an additional compliance period of 180 calendar days, or until July 5, 2016. In order to be eligible for this additional compliance period, we had to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement.  During this second compliance period, we intend to cure the deficiency, by seeking approval from our stockholders to effect a reverse stock split.  However, we cannot provide assurance that our stockholders will approve the reverse stock split, or that we will be able to cure the deficiency in our bid price during this second compliance period.  If we fail to satisfy the continued listing requirements on a timely basis, we cannot assure you that our common stock will continue to be listed on Nasdaq beyond July 5, 2016.

A delisting from Nasdaq and commencement of trading on the OTC bulletin board would likely result in a reduction in some or all of the following, each of which could have a material adverse effect on our stockholders:

•                  the liquidity of our common stock;

•                  the market price of shares of our common stock (and the accompanying valuation of our company);

•                  our ability to obtain financing or complete a strategic transaction for the continuation of our operations;

•                  the number of institutional and other investors that will consider investing in shares of our common stock;

•                  the number of market markers in shares of our common stock;

•                  the availability of information concerning the trading prices and volume of shares of our common stock; and

•                  the number of broker-dealers willing to execute trades in shares of our common stock.

All of these factors could hinder our ability to continue our operations beyond the third quarter of 2016.

We may have delays in completing our clinical trials and we may not complete them at all.

We have not completed the clinical trials necessary to obtain FDA approval to market any of our product candidates. The clinical trial process is also time consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule, or at all.  In addition, any future clinical trials we pursue may be delayed or terminated in the future as a result of many factors, including the following:

•                  not have sufficient funding to support the clinical trial;

•                  difficulty in securing centers to conduct trials;

•                  slower than expected patient enrollment or lack of a sufficient number of patients that meet the enrollment criteria for our clinical trials and our inability to change our clinical protocols to respond to such delays;

•                  patients failing to complete clinical trials due to safety issues, treatment protocol requirements, side effects, dissatisfaction with the product candidate, or other reasons;

•                  unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects;

•                  inability or unwillingness of medical investigators to follow our clinical protocols;

•                  inability to change clinical trial protocols if we experience unexpected delays;

•                  inability to maintain or manufacture a supply of the investigational drug or the active comparators in sufficient quantities to support the trials;

•                  disagreements with our collaborators on clinical trial protocols or design;

•                  delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical testing sites;

•                  regulators or Institutional Review Boards may not authorize us to commence a clinical trial;

•                  regulators or Institutional Review Boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•                  the FDA instituting future clinical holds on our clinical trials, and delays or failure of the FDA to remove such clinical holds;

•                  we may suspend or terminate our clinical trials if we believe that they expose the participating patients to unacceptable risks or for other reasons;

•                  difficulty in maintaining contact with patients after treatment may prevent us from collecting the data required by our study protocols;

•                  product candidates demonstrating a lack of efficacy during clinical trials;

•                  governmental or regulatory delays, changes in regulatory requirements, policy and guidelines;

•                  competition with ongoing clinical trials and scheduling conflicts with participating clinicians; and

•                  delays in completing data collection and analysis for clinical trials.

In the past, we have experienced significant delays in our clinical trials for one or more of the reasons outlined above. For example, in January 2012, the FDA placed our clinical trials on hold 2012 following a determination by the FDA that our fill-and-finish contractor that had filled the iSONEP clinical trial vials was not in compliance with the FDA’s current Good Manufacturing Practice (‘‘cGMP’’) standards during the time period it provided those services to the Company.  Thereafter, we were required to manufacture new drug product, which resulting in our inability to resume dosing patients until September 2012.

In addition, we rely on academic institutions, hospitals and medical centers, physician practices and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol, applicable regulations or good clinical practices. We also rely on clinical research organizations to perform our data management and analysis. They may not provide these services as required or in a timely or compliant manner. If the delays or costs are significant, our financial results and ability to commercialize our products will be adversely affected.

We may not be able to correctly estimate our future operating expenses, which could lead to cash shortfalls or require us to cease operations sooner than anticipated.

Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

•                  the time and resources required to complete a financing, licensing arrangement or strategic transaction;

•                  the time and resources required to develop our product candidates, conduct pre-clinical and clinical trials, obtain regulatory approvals, and create effective sales and marketing capabilities;

•                  the costs required to wind-down our operations;

•                  the time and costs of manufacturing additional supplies of our investigational drug or obtaining the active comparators for our clinical trials;

•                  the expenses we incur for research and development required to develop our drug candidates and to maintain and improve our technology;

•                  the costs to attract and retain personnel with the skills required for effective operations; and

•                  the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation.

In addition, our budgeted expense levels are based in part on our expectations concerning future revenues. However, our ability to generate any revenues depends largely on the progress of our drug candidates through clinical trials, and ultimately on receiving marketing approval from the FDA, which is difficult to forecast accurately. We may be unable to adjust our operations in a timely manner to compensate for any unexpected shortfall in revenues. As a result, a significant shortfall in our planned revenues could have an immediate and material adverse effect on our business and financial condition.

We must obtain governmental approval for each of our products, which is an expensive and complicated process in which any number of problems could arise that would adversely affect our business.

Our product candidates target lipids, as opposed to proteins, and the FDA has not previously approved any similar product. Thus, we may encounter unexpected safety, efficacy, or manufacturing issues as we seek to obtain regulatory approval, and we may never receive approval from the FDA or other governmental authorities for our drug candidates.

The development, production and marketing of our products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the FDA in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory and clinical activities. Any of the following events relating to the regulatory approval of our drug candidates can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations:

•                  inability to successfully complete our clinical trials in accordance with our clinical protocols and FDA regulations;

•                  results of clinical trials not yielding sufficiently conclusive favorable data for regulatory agencies to approve the use of our products in development, or any other products we may acquire or in-license;

•                  the FDA or other regulatory authorities may place a clinical trial on clinical hold;

•                  delays, sometimes long delays, in obtaining approval for our product candidates, including, but not limited, to requests for additional clinical trials;

•                  changes in the rules and regulations governing the approval process for product candidates such as ours during the testing and review period, which can result in the need to spend time and money for further testing or review;

•                  the authorized use of any product, if approved, is more limited than required for commercial success, or approval is conditioned on completion of further clinical trials or other activities; and

•                  any approval being withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use.

Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution.

A source of revenue, grant funds from the National Institutes for Health, may not continue to be a source of revenue in the future.

Although we have applied for and been awarded grants in the past, the National Institutes of Health (“NIH”) may not in the future find our applications worthy of such grants.

In addition, the NIH requires audits of those recipients of grant funds exceeding $500,000 in any year, a threshold that we have exceeded in 2014. Such audits test the allowability and allocation of expenditures and ultimately compliance with OMB Circular A-133 audit requirements. There can be no assurance that we will pass such an audit, and failure to pass could result in a material adverse effect on our cash flow and our business operations.

Our drug-development programs depend upon third-party researchers who are outside our control.

We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct our pre-clinical and clinical trials under agreements with us. Such agreements are often standard-form agreements typically not subject to extensive negotiation. These investigators or collaborators are not our employees, and in general we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us.

Our collaborations with outside scientific and clinical advisors may be subject to restriction and change.

We work with scientific and clinical advisors at academic and other institutions who are experts in the fields of oncology, ophthalmology, pain, traumatic brain injury, and autoimmune disorders (such as multiple sclerosis). They assist us in our research and development efforts and advise us with respect to our clinical trials. These advisors are not our employees and may have other commitments that would limit their future availability to us. Although our scientific and clinical advisors and collaborators generally agree not to engage in competing work, if a conflict of interest arises between their work for us and their work for another entity, we may lose their services, which may impair our reputation in the industry and delay the clinical development of our drug candidates.

We are dependent on third-party manufacturers, over whom we have limited control, to manufacture our products.

The manufacturing process of iSONEP, ASONEP, Lpathomab, and any other therapeutic products we may want to evaluate or commercialize involves a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our proposed products may be manufactured only in a facility that has undergone a satisfactory inspection and certification by the FDA. We do not have any manufacturing facilities ourselves and expect to rely on one or more third-party manufacturers to properly manufacture our products currently in clinical development as well as any other products we may develop or in-license. We may not be able to quickly replace our manufacturing capacity if we were unable to use a third party’s manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with current Good Manufacturing Practice (“cGMP”) requirements, and the noncompliance could not be rapidly rectified. For example, in January 2012, we temporarily suspended dosing patients in our PED and wet AMD trials, because we learned from the FDA that our fill-and-finish contractor, Formatech, Inc., was not in compliance with cGMP requirements during the period in August 2010 that the iSONEP clinical vials were filled. After we suspended dosing, we were notified by the FDA that the iSONEP trials were being placed on clinical hold.  Thereafter, we were required to manufacture new drug product, which resulting in our inability to resume dosing patients until September 2012.

In addition, we may not be able to maintain our relationship with any manufacturer we select. A supply interruption or an increase in demand beyond our current manufacturer’s capabilities could harm our ability to manufacturer such products until new manufacturers are identified and qualified, which would have a significant adverse effect on our business and results.

Additionally, our inability or reduced capacity to have our products manufactured would prevent us from successfully evaluating or commercializing our proposed products. Our dependence upon third parties for the manufacture of our proposed products may adversely affect our profit margins and our ability to develop and deliver proposed products on a timely and competitive basis. Any delays in formulation and manufacturing objectives may cause a delay in our clinical program, and could have an adverse effect on the price of our shares.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build a sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In addition, we have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

Physicians and patients may not accept and use our drugs.

Even if the FDA approves our initial lead products (or any other product we attempt to commercialize), physicians and patients may not accept and use it. Acceptance and use of any of our future products, if approved, will depend upon a number of factors including:

•                  perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•                  cost-effectiveness of our drugs or diagnostic products relative to competing products;

•                  availability of reimbursement from government or other healthcare payors for our products; and

•                  effectiveness of marketing and distribution efforts by us and our third-party collaborators, if any.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance, subsequent to approval, would severely harm our business.

Our industry is highly competitive, so even if our products ultimately get approved by the FDA, our success depends on our ability to sustain competitive advantages.

The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and, are expected to be increasingly so in the future. Other companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to provide comparable clinical significance. Therefore, our lead products, other products we may develop, or any other products we may acquire or in-license may not be, or may not be perceived to be, the most efficacious (at all or for a majority of patients), the safest, the first to market, or the most economical to make or use. If a competitor’s product is, or is perceived to be, more advantageous than ours, for whatever reason, then we could make less money from sales, if we are able to generate sales at all.

There are many reasons why a competitor might be more successful than we are, including:

•                  Many competitors have greater financial resources and can afford more technical and development setbacks than we can.

•                  Many competitors have been in the drug-discovery and drug-development business longer than we have. They have greater experience than we have in critical areas like clinical testing, obtaining regulatory approval, and sales and marketing. This experience and their name recognition give them a competitive advantage over us.

•                  Some competitors may have a better patent position protecting their technology than we have or will have to protect our technology. If we cannot use our proprietary rights to prevent others from copying our technology or developing similar technology, then our competitive position will be harmed.

•                  Some companies with competitive technologies may move through stages of development, approval, and marketing faster than we do. If a competitor receives FDA approval before we do, then it will be authorized to sell its products before we can sell ours. Because the first company “to market” often has a significant advantage over latecomers, a second-place position could result in less-than-anticipated sales.

The United States Food, Drug, and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringed versions of a drug in order to facilitate the approval of abbreviated new drug application for generic substitutes. These same incentives also encourage manufacturers to submit new drug applications, known as 505(b)(2) applications, that rely on literature and clinical data not originally obtained by the drug sponsor. In light of these incentives and especially if our lead products (or our other drug candidates in development or any other products we may acquire or in-license) are commercially successful, other manufacturers may submit and gain successful approval for either an abbreviated new drug application or a 505(b)(2) application that will compete directly with our products. Such competition will likely cause a reduction in our revenues.

If Medicare and other third-party payors, including managed care organizations, do not provide adequate reimbursement for our drugs or our diagnostic products, if commercialized, the commercial success of our product candidates could be compromised.

Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for our products and related treatments will be available from third party payors, including state and federal government authorities, private health insurers and health maintenance and managed care organizations.  These third-party payors are increasingly attempting to limit both the coverage and the level of reimbursement of new drug products to contain costs. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third party payors may not establish adequate levels of reimbursement for the products that we commercialize, which could limit their market acceptance and result in a material adverse effect on our financial condition.

Reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that our product candidates, if commercialized, are: experimental or investigational; not medically necessary; not appropriate for the specific patient or clinical indication; or not cost-effective.

Reimbursement by Medicare may require a review that will be lengthy and that will be performed under the provisions of a National Coverage Decision process with payment limits as the Secretary of Health and Human Services (HHS) determines appropriate. We cannot guarantee that the Secretary of HHS will act to approve any of our products, if commercialized, on a timely basis, or at all. In addition, there have been and will most likely continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. Any future changes in Medicare reimbursement that may come about as a result of enactment of healthcare reform or of deficit-reduction legislation will likely continue the downward pressure on reimbursement rates. In addition, emphasis on managed care in the United States may continue to pressure the pricing of healthcare services. In certain countries outside the United States, pricing and profitability of prescription pharmaceuticals are subject to government control. Third party payors, including Medicare, are challenging the prices charged for medical products and services. In addition, government and other third-party payors increasingly are limiting both coverage and the level of reimbursement for many drugs and diagnostic products. If government and other third-party payors do not provide adequate coverage and reimbursement for our products, it may adversely affect our business. Since policy-level reimbursement approval is required from each private payor individually, seeking such approvals is a time-consuming and costly process. If we are unable to obtain adequate reimbursement approval from Medicare and private payors for any of our products, or if the amount reimbursed is inadequate, our ability to generate revenue will be limited.

We may incur significant or currently undeterminable costs in complying with environmental laws and regulations.

We use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. As appropriate, we will store these materials and wastes resulting from their use at our or our outsourced laboratory facility pending their ultimate use or disposal. We will contract with a third party to properly dispose of these materials and wastes. We will be subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We may also incur significant costs complying with environmental laws and regulations adopted in the future.

We may be subject to product liability claims.

The development, manufacture, and sale of pharmaceutical products expose us to the risk of significant losses resulting from product liability claims. Although we intend to obtain and maintain product liability insurance to offset some of this risk, we may be unable to secure such insurance or it may not cover certain proven claims against us.

We may not be able to afford to obtain insurance due to rising costs in insurance premiums in recent years. If we are able to secure insurance coverage, we may be faced with a successful claim against us in excess of our product liability coverage that could result in a material adverse impact on our business. If insurance coverage is too expensive or is unavailable to us, we may be forced to self-insure against product-related claims. Without insurance coverage, a successful claim against us and any defense costs incurred in defending ourselves may have a material adverse impact on our operations.

If we lose the services of key management personnel, we may not be able to execute our business strategy effectively.

Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, our Interim Chief Executive Officer and Chief Financial Officer, Gary Atkinson, our Senior Vice President and Chief Development Officer, Dario Paggiarino, M.D., and our Senior Vice President and Chief Scientific Officer, Gary Woodnutt, Ph.D. are critical to our overall management as well as the development of our technology, our culture and our direction.  Our business and prospects depends in part on our ability to identify and retain a permanent Chief Executive Officer who can assist us in executing on our business plan.

None of our executive officers and key employees has long-term employment contracts with us, and we do not maintain any key-person life insurance policies. The failure to identify and retain a permanent Chief Executive Officer or the loss of any of our management or key personnel could materially harm our business.

We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel or hire additional qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. We expect that as more companies in the biotechnology and pharmaceutical industries establish programs to discover drugs that target bioactive lipids, the demand for scientists with experience working with bioactive lipids will increase. As that demand increases, it is likely that certain of our competitors will directly target certain of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate our existing employees.

We may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing, and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies and other emerging entrepreneurial companies, as well as universities and research institutions. Competition for such individuals, particularly in the Southern California area, is intense. Even though the current economic conditions have somewhat softened demand for qualified personnel, we expect that over the longer term we will continue to face stiff competition and may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our ability to use net operating loss carry forwards and research and development tax credits to offset future taxable income or future tax will be limited and may be limited further in the future due to changes in ownership (within the meaning of IRC Section 382) that have occurred and may occur in the future.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or IRC, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, and certain other tax assets to offset future taxable income, and an ownership change is generally defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three year period. Ownership changes may occur in the future, which could eliminate or restrict our ability to use NOL carry forwards and research and development tax credits. In addition, the California state government suspended the use of existing California NOL carryforwards in some years, such as 2010 and 2011. In those years companies have not been permitted to utilize NOL carryforwards to reduce the amount of taxes payable to the state. If that fiscal policy were to continue then the California benefits could be deferred, modified, or lost.

Limitations on our ability to use NOL carry forwards and research and development tax credits to offset future taxable income could require us to pay U.S. federal and state income taxes earlier than would be required if such limitations were not in effect.

Risks associated with our intellectual property:

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand.

Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are critically important assets to us. Events outside of our control could jeopardize our ability to protect our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed. In addition, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming, and the unauthorized use of our intellectual property could cause these costs to rise significantly and materially affect our operating results.

While our goal is to obtain patent protection for our innovations, they may not be patentable or we may choose not to protect certain innovations that later turn out to be important for our business. Even if we do obtain protection for our innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable, as the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. The patenting process, enforcement of issued patents, and defense against claims of infringement are inherently costly and risky. We may not have the financial resources to defend our patents, thereby reducing our competitive position and our business prospects. Specific risks associated with the patent process include the following:

•                  The United States or foreign patent offices may not grant patents of meaningful scope based on the applications we have already filed and those we intend to file. If our current patents do not adequately protect our drug molecules and the indications for their use, then we will not be able to prevent imitation and any product may not be commercially viable.

•                  Some of the issued patents we now license may be determined to be invalid. If we have to defend the validity of the patents that we have in-licensed, the costs of such defense could be substantial, and there is no guarantee of a successful outcome. In the event any of the patents we have in-licensed is found to be invalid, we may lose competitive position and may not be able to receive royalties for products covered in part or whole by that patent under license agreements.

•                  In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our drug candidates.

•                  Although we try to avoid infringement, there is the risk that we will use a patented technology owned by another person or entity and/or be sued for infringement. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in foreign countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly legal actions, and there can be no guarantee of a successful outcome.

Specifically, we have filed patents to protect our compositions of matter and methods to treat several disease states, including cancer, cardiovascular disease, cerebrovascular disease, hyperproliferative diseases, and angiogenesis. We do not know whether our claims will be granted. Even if we do obtain protection for our innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable.

We also seek to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

We may in the future be subject to intellectual property rights claims, which are costly to defend, which could require us to pay damages, and which could limit our ability to use certain technologies in the future.

Companies in the pharmaceutical, biopharmaceutical and biotechnology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations by others of intellectual property rights. As our products get closer to commercialization, there is greater possibility that we may become subject to an infringement claim based on use of our technology such that we would be unable to continue using the technology without obtaining a license or settlement from third parties. We may not be able to obtain these licenses on acceptable terms, or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside the scope of a third party patent, we may be unable to market some of our products, which would limit our prospects for profitability.

Any intellectual property claims, whether merited or not, could be time-consuming and expensive to litigate and could cause us to divert critical management and financial resources to the resolution of such claims. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators or us could lead to:

•                  payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

•                  injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or

•                  we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

As a result, an adverse determination also could prevent us from offering our products to the marketplace.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.

Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks primarily associated with our stock:

The price of our common stock may be volatile.

Our common stock is traded on the Nasdaq Capital Market, or NASDAQ. The trading price of our common stock may fluctuate substantially. Among the factors that may cause the market price of our common stock to fluctuate are the risks described in this “Risk Factors” section and other factors, including:

•                  our limited resources and ability to continue as a going concern;

•                  the terms of any financing, licensing arrangement or strategic transaction we announce, if any;

•                  price and volume fluctuations in the overall stock market from time to time;

•                  fluctuations in stock market prices and trading volumes of similar companies;

•                  actions of investors that affect the market price;

•                  actual or anticipated changes in our operating expenses or fluctuations in our operating results or in the expectations of securities analysts;

•                  general economic conditions and trends;

•                  the announcement of collaboration agreements to pursue further clinical development of our drug candidates;

•                  sales of large blocks of our stock;

•                  departures of key personnel;

•                  changes in the regulatory status of our product candidate or clinical trials;

•                  announcements of new products or technologies by competitors;

•                  regulatory developments in the United States and other countries.

If shares of our common or preferred stock available for issuance or shares eligible for future sale were introduced into the market, it could hurt our stock price.

We are authorized to issue 100,000,000 shares of common stock. As of February 1, 2016, there were an aggregate of 39,655,016 shares of our common stock issued and outstanding on a fully-diluted basis. That total includes 1,930,774 shares of our common stock that may be issued upon the exercise of outstanding stock options and the vesting of outstanding restricted stock units, and 4,585,644 shares of common stock that may be issued upon the exercise of outstanding warrants. That total does not include 904,128 shares of common stock that have been reserved for future issuance under our Amended and Restated 2005 Equity Incentive Plan.  The exercise of outstanding options and/or warrants or the future issuance of equity awards may cause substantial dilution to those who hold shares of common stock prior to such exercises or issuances.

We may sell our authorized, but unissued, common stock to satisfy our funding requirements. We are also authorized to issue 15,000,000 shares of preferred stock, without stockholder approval. The preferred stock may have rights that are superior to the rights of the holders of our common stock, at a purchase price then approved by our Board of Directors. The sale or the proposed sale of substantial amounts of our common or preferred stock in the public markets may adversely affect the market price of our common stock and our stock price. Our stockholders may also experience substantial dilution.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We currently intend to invest our future earnings, if any, to fund the development and growth of our business. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, future prospects, contractual arrangements, restrictions imposed by applicable law, any limitations on payments of dividends present in any debt agreements we may enter into and other factors our board of directors may deem relevant. If we do not pay dividends, your ability to achieve a return on your investment in our company will depend on any future appreciation in the market price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our holders have purchased their common stock.

As a public company, we may have to implement additional and expensive finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

We have limited resources and we intend to continue to spend most of our resources on research, development and other operational expenses. We are currently classified as a Smaller Reporting Company under Exchange Act regulations. Until we are classified as an Accelerated Filer (based upon our market capitalization reaching $75 million as of the applicable measuring date, among other requirements), we are exempt from compliance with Section 404(b) of the Sarbanes-Oxley Act of 2002, relating to the attestation and reporting by our external auditing firm on our internal controls. However, if we were no longer exempt from compliance with certain provisions of the Sarbanes-Oxley Act of 2002, we would incur significant additional costs, which would be material to us and would affect our results of operations. In order to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we may be required to expand disclosures and accelerate our financial reporting requirements. If we are unable to complete the required Section 404(b) assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our first Form 10-K for which compliance is required (compliance will not be required with respect to our Form 10-K for the year ended December 31, 2015, but could be required with respect to our Form 10-K for the year ended December 31, 2016 depending on the value of our public float as of June 30, 2016), our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline. In addition, we could be delisted from the NASDAQ Capital Market.

Our governing documents provide indemnification for officers, directors and employees.

Our governing instruments provide that officers, directors, employees and other agents shall only be liable to us for losses, judgments, liabilities and expenses for actions arising from actions not taken in good faith or of which indemnification would be otherwise unlawful in the performance of his or her obligations. Thus certain alleged errors or omissions might not be actionable by us. The governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify our officers, directors, employees and other agents for losses, judgments, liabilities, expenses, attorney’s fees, and amounts paid in settlement of any claims sustained by them in connection with our Company, including liabilities under applicable securities laws.

Anti-takeover provisions in our charter and bylaws could make a third party acquisition of the Company difficult.

Our board of directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof without any further vote or action by the stockholders. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. We have no present plans to issue any preferred stock.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share as the shares you hold. We cannot assure you that we will be able to sell shares or other securities in any offering at a price per share that is equal to or greater than the price per share of the shares you hold, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or securities convertible into common stock in future transactions may be higher or lower than the price per share as the shares you hold.

If securities and/or industry analysts fail to continue publishing research about our business, if they change their recommendations adversely or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. In addition, it is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

USE OF PROCEEDS

The net proceeds to us from our sale of the Units offered by us in the registered offering we completed on March 9, 2012 was approximately $8,212,000, after deducting the placement agent fees and estimated offering expenses payable by us. These amounts do not include the proceeds which we may receive in connection with the cash exercise of the warrants. We cannot predict when or if the warrants will be exercised, and it is possible that the warrants may expire and never be exercised.

We have and intend to continue to use the net proceeds of this offering for research and development activities, operating costs, capital expenditures and for general corporate purposes, including working capital. We have and intend to continue to prioritize our future expenditures on the continued development of our current lead product candidates and the pre-clinical development of our Lpathomab product candidate.

The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the availability of additional financing and other factors, including the risks and uncertainties discussed in “Risk Factors.” Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of securities. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

PLAN OF DISTRIBUTION

All of the warrants to purchase the shares of our common stock, which shares are covered by this prospectus, are already outstanding and no additional warrants will be issued. We will deliver shares of our common stock upon exercise of the warrants.  The terms of the warrants are described below under “Description of Securities — Warrants issued to investors in our registered public offering in March 2012 (the “March 2012 Warrants”).”

DESCRIPTION OF SECURITIES

As of the date of this prospectus, our certificate of incorporation authorizes us to issue up to (i) 100,000,000 shares of common stock, par value $0.001 per share and (ii) 15,000,000 shares of preferred stock. As of February 16, 2016, there were 33,138,598 shares of our common stock issued and outstanding, which shares were held by 73 stockholders of record, and no shares of preferred stock outstanding. In addition, as of February 16, 2016, there were 1,930,774 shares of common stock that may be issued upon the exercise of outstanding stock options and the vesting of outstanding restricted stock units, 4,585,644 shares of common stock that may be issued upon the exercise of outstanding warrants, and 904,128 shares of common stock reserved for future issuance under our Amended and Restated 2005 Equity Incentive Plan.

Common Stock

All outstanding shares of common stock are fully paid and nonassessable.

Voting: Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote, except matters that relate only to a series of our preferred stock.

In general, stockholder action (except for bylaw amendments, which requires the affirmative vote of at least two-thirds of the shares entitled to vote) is based on the affirmative vote of holders of a majority of the shares of common stock represented either in person or by proxy and entitled to vote on such action. Directors are elected by majority vote, unless there is a contested election in which case the bylaws provide for plurality voting.

Holders of our common stock may take action by written consent without a meeting if a consent in writing, setting forth the action so taken, is signed by at least the minimum number of votes that would be necessary to authorize or take such action at an annual or special meeting of stockholders.

Dividends: Subject to limitations under Delaware law and preferences that may apply to any then-outstanding shares of preferred stock, holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor.

Dividends, if any, will be contingent upon our revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We presently intend to retain all earnings, if any, and accordingly our board of directors does not anticipate declaring any dividends prior to a business combination.

Liquidation: In the event of a liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and after providing for each class of stock, if any, having preference over the common stock, subject to the liquidation preference of any then outstanding shares of preferred stock.

Miscellaneous: Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our preferred stock, par value $0.001 per share, may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by our board of directors (authority to do so being hereby expressly vested in our board of directors). Our board of directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of preferred stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

The issuance of preferred stock may delay, deter or prevent a change in control. The description of preferred stock above and the description of the terms of a particular series of preferred stock in any applicable prospectus are not complete. You should refer to any applicable certificate of designation for complete information.

The General Corporate Law of the State of Delaware, the state of our incorporation, provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Anti-Takeover Effects of Provisions of our Charter Documents and Delaware Law

Anti-takeover provisions of Delaware law and in our certificate of incorporation and our bylaws may discourage, delay or prevent a change in control of our company, even if a change in control would be beneficial to our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors.

Preferred Stock. In particular, under our certificate of incorporation our board of directors may issue up to 15,000,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock. Moreover, without any further vote or action on the part of the stockholders, our board of directors would have the authority to determine the price, rights, preferences, privileges, and restrictions of the preferred stock. This preferred stock, if it is ever issued, may have preference over, and harm the rights of, the holders of common stock. Although the issuance of this preferred stock would provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock.

The issuance of preferred stock may:

•                  delay, defer or prevent a change in control;

•                  discourage bids for our common stock at a premium over the market price of our common stock;

•                  adversely affect the voting and other rights of the holders of our common stock; and

•                  discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Advanced Notice Requirement. Our bylaws contain advance notice requirements for business to be brought before an annual or special meeting of stockholders, including nominations of persons for election as directors. As a result, stockholders must satisfy specific timing and information requirements in order to have a proposal considered at or in order to nominate a person for election as a director at an annual or special meeting. Any proposal or nomination that fails to comply with these timing and information requirements may be disqualified.

No Cumulative Voting. Our certificate of incorporation does not include a provision for cumulative voting for directors

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years following the date that stockholder became an interested stockholder, unless:

•                  prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                  on or subsequent to that date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include any of the following:

•                  any merger or consolidation involving the corporation and the interested stockholder;

•                  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•                  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•                  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did beneficially own, 15% or more of the outstanding voting stock of the corporation.

The above provisions may deter a hostile takeover or delay a change in control of management or us.

Warrants

Set forth below is information concerning the various warrants issued by us to our investors, placement agents, consultants and other persons.

Warrants issued to investors in our private placement offering in September 2014 (the “2014 warrants”).

In connection with our September 2014 offering, we issued warrants to purchase up to 3,605,042 shares of our common stock.

Exercise Price, Vesting and Term. The 2014 warrants are immediately exercisable and have an initial exercise price of $3.36 per share, subject to adjustment. The 2014 warrants will be exercisable for five years from the date of issuance.

Cashless Exercise. The 2014 warrants will be exercisable on a “cashless” basis in certain circumstances.

Transferability. Subject to compliance with applicable Federal and state securities laws, the 2014 warrants are transferrable by the holder upon surrender of the warrant to us.

Adjustments. The exercise price and number of the shares of our common stock issuable upon the exercise of the 2014 warrants issuable upon exercise of the 2014 warrants will be subject to adjustment in the event of any stock dividends and splits, reverse stock split, stock dividend, recapitalization, reorganization or similar transaction, as described in the 2014 warrants.

Exchange Listing. We do not intend to list the 2014 warrants on any securities exchange or other trading market.

Exercise Limitation. A holder may not exercise its 2014 warrants if, after giving effect to the exercise, the holder and certain related parties would beneficially own more than 4.99% of our common stock. A holder may increase or decrease that limitation up to a maximum of 9.99% of our common stock upon not less than 61 days’ prior notice to us.  However, these limitations do not apply to any holders who held more than 9.99% of our common stock immediately following the closing of the offering.

Waivers and Amendments. Subject to certain exceptions, any term of the 2014 warrants may be amended or waived with our written consent and the written consent of the holders of at least a majority of the then-outstanding 2014 warrants.

Rights as a Stockholder. Except as otherwise provided in the warrant or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Registration Rights. The 2014 warrants and the shares of our common stock issuable upon the exercise of the 2014 warrants are not registered under the Securities Act.  Purchasers may exercise the 2014 warrants and sell the underlying shares only pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under Rule 144 under the Securities Act or another applicable exemption under the Securities Act. In October 2014, we filed a registration statement on Form S-3 to provide for the resale of the shares of common stock issuable upon the exercise of the 2014 warrants.  The registration statement was declared effective in October 2014 and we will be obligated to use our best efforts to keep such registration statement effective during the term of the 2014 warrants, and our commercially reasonable efforts to keep such registration statement effective until the earlier of (i) the date on which the shares of common stock issuable upon the exercise of the 2014 warrants may be sold without registration or (ii) the date on which all of the shares of common stock issuable upon the exercise of the 2014 warrants have been sold under the registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect.

In addition, we issued to our placement agent an unregistered warrant to purchase 54,076 unregistered shares of common stock. The placement agent warrant contains a “cashless exercise” feature and has other terms substantially similar to the terms of the 2014 warrants.

Warrants issued to investors in our registered public offering in March 2012 (the “March 2012 warrants”).

In connection with our March 9, 2012 registered offering, we issued warrants to purchase up to 912,526 shares of our common stock. 882,776 of the warrants have an exercise price of $7.70 per share; and 29,750 warrants have an exercise price of $5.25 per share, which were issued to our placement agents and advisors.

Exercise Price, Vesting and Term. The March 2012 warrants are immediately exercisable, without any vesting requirements, until March 9, 2017. The March 2012 warrants have an initial exercise price of $7.70 per share of common stock.

Cashless Exercise. The March 2012 warrants may be exercised using a cashless exercise procedure in the holders’ sole discretion.

Transferability. Subject to compliance with applicable Federal and state securities laws, the March 2012 warrants are transferrable by the holder upon surrender of the warrant to us.

Adjustments. The number of shares of common stock issuable upon the exercise of the March 2012 warrants is subject to adjustment in the event of a stock dividend or a subdivision or combination of our common stock. In such event, the exercise price and the number of shares of our common stock issuable upon the exercise of each Warrant will be adjusted by us so that the number of shares of our common stock that the holder of the Warrant would have received if such holder had exercised his or her Warrant on the record date fixed for such stock dividend, subdivision or combination.

Exchange Listing. We do not intend to list the March 2012 warrants on any securities exchange or other trading market.

Fundamental Transactions. In the event of any fundamental transaction, as described in the March 2012 warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a warrant, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction, that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act or (3) with certain limited exceptions, a fundamental transaction involving a person or entity not traded on The New York Stock Exchange, Inc., The NYSE Amex, LLC, The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market or the OTC Bulletin Board, then we or any successor entity shall pay at the holder’s option, exercisable at any time concurrently with or within 90 days after the consummation of the fundamental transaction, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model.

Exercise Limitation. A holder may not exercise its March 2012 warrants if, after giving effect to the exercise, the holder and certain related parties would beneficially own more than 4.99% of our common stock. A holder may increase or decrease that limitation up to a maximum of 9.99% of our common stock upon not less than 61 days’ prior notice to us.

Waivers and Amendments. Subject to certain exceptions, any term of the March 2012 warrants may be amended or waived with our written consent and the written consent of the holders of at least a majority of the then-outstanding March 2012 warrants.

Rights as a Stockholder. Except as otherwise provided in the warrant or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

In addition, we issued to our placement agents, March 2012 warrants exercisable for an aggregate of 29,750 shares of common stock. The placement agent and advisor warrants are exercisable at any time beginning September 9, 2012 until 5:00 p.m. (New York time) on March 9, 2017 at an exercise price of $5.25 per share. The placement agent and advisor warrants contain a “cashless exercise” feature, have piggyback registration rights and have other terms substantially similar to the terms of the March 2012 warrants.

Additional Outstanding Warrants

In addition to the September Warrants and the March 2012 Warrants, as of February 16, 2016, we have outstanding warrants to purchase 14,000 shares of our common stock at a weighted average exercise price of $4.00 per share.

Equity Incentive Plan

Our Board of Directors and stockholders have authorized the issuance of up to 4,200,000 shares of our common stock pursuant to our Amended and Restated 2005 Equity Incentive Plan (the “Plan”). As of February 16, 2016, we have:

•                  1,976,298 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $3.26 per share;

•                  479,476 shares of common stock issuable upon vesting of outstanding restricted stock units; and

•                  904,128 shares of our common stock which remain available for grant and possible subsequent issuance under our Plan.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Nevada Agency and Transfer Company.

Listing on The Nasdaq Capital Market

Our common stock is listed on The Nasdaq Capital Market under the symbol “LPTN”.

LEGAL MATTERS

The validity of the shares offered by this prospectus and certain other legal matters has been passed upon by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, San Diego, California.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

You can read and print press releases, financial statements, our most recent annual and quarterly reports and additional information about us, free of charge, at our web site at http://www.lpath.com.  Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

This prospectus is a part of a registration statement on Form S-1 filed by us with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our common stock offered hereby upon exercise of the warrants issued in the registered public offering we completed on March 9, 2012, please refer to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above. Statements in this prospectus about any document filed as an exhibit are not necessarily complete and, in each instance, you should refer to the copy of such document filed with the SEC. Each such statement is qualified in its entirety by such reference.

You should rely only on the information contained in this prospectus or to which we have referred you.  We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriters, voting trustee, director, officer, or employee.

The audited financial statements incorporated in this prospectus by reference from the Annual Report on Form 10-K, for the year ended December 31, 2015 have been so incorporated in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate” into this prospectus information that we have filed with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below:

•                  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed with the SEC on March 22, 2016 (File No. 001-35706-161521663); and

•                  Our Current Report on Form 8-K filed with the SEC on January 6, 2016 (File No. 001-35706-161337754); and

•                  The description of our Common Stock contained in our Registration Statement on Form 8-A/A filed with the SEC on October 31, 2012 (File No. 001-35706-121171293).

By incorporating by reference our Annual Report on Form 10-K and our Registration Statement on Form 8-A/A, we can disclose important information to you by referring you to these documents, which are considered part of this prospectus. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by contacting our Corporate Secretary at 4025 Sorrento Valley Blvd., San Diego, CA 92121 or by calling (858) 678-0800. Copies of any of these documents may also be obtained free of charge through our website at www.lpath.com.

912,526 Shares

Lpath, Inc.

Common Stock Issuable Upon Exercise of Outstanding Warrants

PROSPECTUS

            , 2016

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution.

Expenses estimated to be incurred by Lpath, Inc. for the issuance and distribution of this prospectus are as follows:

SEC registration fee*	$ *
Printing and reproduction costs	10,000
Legal and accounting fees and expenses	20,000
Total	$30,000

*Previously paid.

Item 14.   Indemnification of Directors and Officers.

Under Section 145 of the General Corporation Law of the State of Delaware, we may indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of its directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has discretion to indemnify our officers and other employees. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise. We are not, however, required to advance any expenses in connection with any proceeding if a determination is reasonably and promptly made (i) by a majority vote of the directors who are not parties to such proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

In addition, we have entered into indemnification agreements with each of our executive officers and directors. We also maintain an officers and directors liability insurance policy.

Item 15.   Recent Sales of Unregistered Securities.

On September 19, 2014, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with three institutional investors providing for the issuance and sale by the Company of  3,605,042 registered shares of common stock (the “Registered Shares”) and 3,605,042 unregistered warrants (the “Investor Warrants”) in a registered direct offering.  The combined purchase price for one Registered Share and an Investor Warrant to acquire one unregistered share of common stock was $3.475.  The Investor Warrants have an exercise price of $3.36 per share, are immediately exercisable and have a five-year term.  Maxim Group LLC (“Maxim”) acted as the exclusive placement agent for the offering pursuant to a placement agency engagement letter, dated as of September 14, 2014, by and between Maxim and the Company (the “Engagement Letter”).  Upon the closing of the offering, pursuant to the Engagement Letter, Maxim received a placement agent fee of $751,651 and an unregistered warrant to purchase 54,076 unregistered shares of common stock (the “Maxim Warrant”) as well as the reimbursement of fees and expenses up to $60,000.  Similar to the Investor Warrant, the Maxim Warrant has an exercise price of $3.36 per share, is immediately exercisable and will terminate on August 23, 2018.  The Investor and Maxim Warrants were offered in a private placement to accredited investors in reliance upon exemptions from registration under Section 4(a)(2) under the Securities Act, and Rule 506(c) promulgated thereunder.  The shares of common stock underlying the Investor Warrants were registered on Form S-3 and the registration statement was declared effective by the Securities and Exchange Commission on October 23, 2014.

Item 16.   Exhibits and Financial Statement Schedules

(a)  Exhibits

See Exhibit Index

(b)  Financial Statement Schedules

None

Item 17.   Undertakings

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)            Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)          The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)          Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Lpath, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on April 6, 2016.

LPATH, INC.

/s/ Gary J. G. Atkinson
Gary J. G. Atkinson
Interim Chief Executive Officer, Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gary J. G. Atkinson
Gary J. G. Atkinson	Interim Chief Executive Officer , Senior Vice President and Chief Financial Officer (Principal Executive, Financial and Accounting Officer)	April 6, 2016

*	Chairman of the Board of Directors	April 6, 2016
Daniel H. Petree

*	Director	April 6, 2016
Jeffrey A. Ferrell

*	Director	April 6, 2016
Charles A. Mathews

*	Director	April 6, 2016
Donald R. Swortwood

*	Director	April 6, 2016
Daniel L. Kisner, M.D.

/s/ Gary J. G. Atkinson
Gary J. G. Atkinson
Power of Attorney

Exhibit Index:

The following exhibit index shows those exhibits filed with this prospectus and those incorporated herein by reference:

2.1

Agreement and Plan of Reorganization, by and between Neighborhood Connections, Inc., Neighborhood Connections Acquisition Corporation, and Lpath Therapeutics Inc. dated July 15, 2005 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference).

2.2

Acquisition Agreement and Plan of Merger, dated as of March 19, 2004, between Neighborhood Connections, Inc. and JCG, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K filed on March 22, 2004 and incorporated herein by reference).

2.3	Plan of Conversion, dated July 17, 2014, of Lpath, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on July 21, 2014 and incorporated herein by reference).

3.1

Articles of Conversion, as filed with the Secretary of State of the State of Nevada on July 17, 2014 (filed as Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on July 21, 2014 and incorporated herein by reference).

3.2

Certificate of Conversion, as filed with the Secretary of State of the State of Delaware on July 17, 2014 (filed as Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on July 21, 2014 and incorporated herein by reference).

3.3	Certificate of Incorporation (filed as Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC on July 21, 2014 and incorporated herein by reference).

3.4	Bylaws (filed as Exhibit 3.4 to the Current Report on Form 8-K filed with the SEC on July 21, 2014 and incorporated herein by reference).

4.1	Form of Common Stock Purchase Warrant for Investors in the Units. (filed as an exhibit to Current Report on Form 8-K filed with the SEC on March 6, 2012 and incorporated herein by reference.)

4.2

Form of Common Stock Purchase Warrant for Placement Agents of the Units. (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 6, 2012 and incorporated herein by reference.)

4.3	Form of Warrant for Griffin Securities, Inc. (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 6, 2012 and incorporated herein by reference.)

4.4

Form of Warrant Issued to Investors in the September 2014 Offering (filed as Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on September 22, 2014 and incorporated herein by reference).

4.5

Form of Warrant issued to Maxim Group LLC in the September 2014 Offering (filed as Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on September 22, 2014 and incorporated herein by reference).

5.1	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.**

10.1

Lease dated May 31, 2011 between Sorrento Science Park, LLC and Lpath, Inc. for 4025 Sorrento Valley Blvd. San Diego, California 92121 (filed as an exhibit to the Current Report on the Current Report on Form 8-K filed with the SEC on June 3, 2011 and incorporated herein by reference).

10.2

Research Collaboration Agreement dated August 2, 2005 between Lpath Therapeutics Inc. and AERES Biomedical Limited (filed as Exhibit 10.4 to the Current Report on Form 8-K/A filed on January 9, 2006 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.3	Lpath, Inc. Amended and Restated 2005 Equity Incentive Plan (filed as Appendix A to the company’s Schedule 14-A Proxy Statement filed on August 28, 2007 and incorporated herein by reference).+

10.4

Assignment and Assumption Agreement dated December 1, 2005 by and between Lpath, Inc. and Lpath Therapeutics, Inc. (filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the SEC on March 16, 2006 and incorporated herein by reference).

10.5

Form of Employment Agreement between Lpath, Inc. and Gary Atkinson dated as of February 6, 2006 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 29, 2006 and incorporated herein by reference).+

10.6	Form of Indemnification Agreement for directors and officers. (filed as exhibit 10.1 to Current Report on Form 8-K filed with the SEC on July 21, 2014 and incorporated herein by reference.)

10.7

At-The-Market Issuance Sales Agreement, dated as of March 18, 2014 by and between MLV & Co. LLC and Lpath, Inc. (filed as Exhibit 10.25 to the Annual Report on Form 10-K filed with the SEC on March 18, 2014 and incorporated herein by reference).

10.8

First Amendment to Employment Agreement, between Lpath, Inc. and Gary Atkinson, entered into as of March 17, 2014. (filed as Exhibit 10.26 to the Annual Report on Form 10-K filed with the SEC on March 18, 2014 and incorporated herein by reference).+

10.9

Form of Option Agreement, between the Lpath, Inc. and its officers and directors. (filed as Exhibit 10.27 to the Annual Report on Form 10-K filed with the SEC on March 18, 2014 and incorporated herein by reference).+

10.10

Employment Agreement, dated as of April 15, 2013 by and between Lpath, Inc. and Dario A. Paggiarino, M.D. (filed as Exhibit 10.28 to the Annual Report on Form 10-K filed with the SEC on March 18, 2014 and incorporated herein by reference).+

10.11

Employment Agreement, dated as of April 15, 2013 by and between Lpath, Inc. and Gary Woodnutt Ph.D. (filed as Exhibit 10.29 to the Annual Report on Form 10-K filed with the SEC on March 18, 2014 and incorporated herein by reference).+

10.12

Securities Purchase Agreement, dated September 19, 2014, between Lpath, Inc. and investors in the September 2014 Offering (filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 22, 2014 and incorporated herein by reference).

10.13

Form of Registration Rights Agreement between Lpath, Inc. and investors in the September 2014 Offering (filed as Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on September 22, 2014 and incorporated herein by reference).

23.1	Consent of Moss Adams LLP.*
23.2	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).**
24.1	Power of Attorney **

+              Management contract or compensation plan or arrangement

*              Filed herewith.

**           Previously filed.